As filed with the Securities and Exchange Commission on October 3, 1997
                                                      REGISTRATION NO. 333-33069

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                              SELECT TEN PORTFOLIO
                1997 INTERNATIONAL SERIES D HONG KONG PORTFOLIO
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.    DEAN WITTER REYNOLDS INC.
        FENNER &           388 GREENWICH STREET        TWO WORLD TRADE
   SMITH INCORPORATED           23RD FLOOR           CENTER--59TH FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013       NEW YORK, NY 10048
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

  PRUDENTIAL SECURITIES  PAINEWEBBER INCORPORATED
      INCORPORATED          1285 AVENUE OF THE
   ONE NEW YORK PLAZA            AMERICAS
   NEW YORK, NY 10292       NEW YORK, NY 10019

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN       LEE B. SPENCER, JR.
      P.O. BOX 9051        388 GREENWICH STREET      ONE NEW YORK PLAZA
PRINCETON, NJ 08543-9051    NEW YORK, NY 10013       NEW YORK, NY 10292


                                                         COPIES TO:
    ROBERT E. HOLLEY        DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
   1285 AVENUE OF THE    DEAN WITTER REYNOLDS INC.          ESQ.
        AMERICAS              TWO WORLD TRADE       450 LEXINGTON AVENUE
   NEW YORK, NY 10019       CENTER--59TH FLOOR       NEW YORK, NY 10017
                            NEW YORK, NY 10048


E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED:
                                   Indefinite

G. AMOUNT OF FILING FEE: Not applicable
/ x / Check box if it is proposed that this Registration Statement will become effective upon filing on October 3, 1997 pursuant to Rule 487.

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Portfolios is total
SELECT TEN PORTFOLIO          return through a combination of capital
1997 INTERNATIONAL            appreciation and current dividend income.
SERIES D                      The common stocks in the Portfolio were selected
HONG KONG PORTFOLIO           by following a strategy that invests for a period
(UNIT INVESTMENT TRUST)       of about one year in the ten common stocks in the
------------------------------Hang Seng Index having the highest dividend yields / / DESIGNED FOR TOTAL RETURN two business days prior to the date of this
/ / DEFINED PORTFOLIOS OF 10  Prospectus.
      HIGHEST DIVIDEND        The Portfolio may be considered speculative and
      YIELDING INDEX STOCKS   therefore may be appropriate only for those
/ / SEMI-ANNUAL DIVIDEND      investors able and willing to assume higher price
      INCOME                  risk and volatility and currency fluctuations. The
                              Portfolio should be considered a vehicle for investing a portion of your assets in foreign securities and not as a complete equity investment program. The value of units will fluctuate with the value of the common stocks in the Portfolio and with currency fluctuations and no assurance can be given that dividends will be paid or that the units will appreciate in value.
                              Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for Hong Kong dollars on October
                              3, 1997.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.
Prudential Securities          Prospectus dated October 3, 1997.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defining the Strategy
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This Select Ten Portfolio follows a simple, time-tested Strategy: buy approximately equal amounts of the ten highest dividend-yielding stocks of the Hang Seng Index* and hold them for about one year. At the end of the year, the Portfolio will be liquidated and the Strategy reapplied to the Hang Seng Index to select a new portfolio. As of two business days prior to the initial date of deposit, Select Ten Portfolios hold approximately 1.3 billion of the International Strategy Stocks. The Select Ten Portfolio is designed to be part of a longer term strategy and investors are advised to follow the Strategy for at least three to five years. So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio at a reduced sales charge. The Sponsors reserve the right not to offer new portfolios.

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* The publisher of this Index is not affiliated with the Sponsors, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.
The Strategy provides a disciplined approach to investing based on a buy and hold philosophy, which ignores market timing and investment research and rejects active management. The Portfolio does not reflect any investment recommendations of the Sponsors. The Sponsors anticipate that the Portfolio will remain unchanged over its one-year life despite any adverse developments concerning an issuer, an industry or the economy or a stock market generally.
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Defining Your Portfolio
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Investing in the Portfolio, rather than in only one or two of the Hang Seng Strategy Stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:
                                            APPROXIMATE
                                       PORTFOLIO PERCENTAGE

/ / Real Estate/Properties                     50%
/ / Airline                                    10
/ / Publishing                                 10
/ / Telecommunications                         10
/ / Transportation                             10
/ / Utilities                                  10
The Hong Kong Portfolio is concentrated in Real Estate and Property stocks, and all of the stocks represent Hong Kong issuers. Investors should note that Hong Kong reverted to Chinese sovereignty on July 1, 1997. Events subsequent to the handover may adversely affect real estate or property values or the market value of Hong Kong stocks generally. (See Risk Factors in Part B.)

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Defining Your Risks
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The Hang Seng Strategy Stocks, as the 10 highest dividend yielding stocks in the Hang Seng Index, generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in the Hang Seng Index. The Strategy Stocks may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. The Strategy is therefore contrarian in nature. The Hang Seng Strategy Stocks are chosen solely by application of the Strategy to determine the highest-yielding Hang Seng Index stocks. The Portfolio does not reflect any investment recommendations of the Sponsors and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

Hong Kong reverted to the sovereignty of The People's Republic of China ('China') on July 1, 1997. The Sponsors are unable to predict the level of market liquidity or volatility which may prevail subsequent to the handover. While China has committed to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, there can be no assurance that China will abide by its commitment. (See Risk Factors in Part B.)
The Portfolio is not an appropriate investment for those who are not comfortable with the Strategy. The Portfolio may not be appropriate for investors seeking either preservation of capital or high current income, nor would the Portfolio be appropriate for investors unable or unwilling to assume the increased risks of higher price volatility associated with investments in international equities. The Portfolio should be considered as a vehicle for investing a portion of an investor's assets in foreign securities and not as a complete equity investment program.
There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that the dividend rates on the Strategy Stocks will be maintained or that share prices will not decline further during the life of the Portfolio, or that the Strategy Stocks will continue to be included in the Hang Seng Index. Investors should note that the composition of the Hang Seng Index may change with greater frequency than comparable United States stock indexes and that a Strategy Stock that is deleted from the Hang Seng Index or delisted from the Hong Kong Stock Exchange may suffer a significant decrease in liquidity or price deteroration. The Hang Seng Strategy Stocks and the Select Ten Hong Kong Portfolios have underperformed the Hang Seng Index since 1993 and there can be no assurance that this underperformance will not continue, that any Portfolio will outperform the Index over its one-year life, or that the Strategy will not lose money over consecutive annual periods.

Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally and in currency exchange rates, the impact of purchase and sale of securities for the Portfolio (especially during the primary offering period of units and during the rollover period) and other factors. Also, the return on an investment in the Portfolio will be lower than the hypothetical returns on Strategy Stocks because the Portfolio has sales charges, brokerage commissions and expenses, purchases Strategy Stocks at different prices and is not fully invested at all times and because of other factors described under Performance Information.

Unlike mutual funds, the Portfolio is not actively managed and the Sponsors receive no management fee. The adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio. Although the Sponsors may instruct the Trustee to sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so. The Portfolio may continue to purchase or hold securities originally selected even though the market value and yields on the securities may have changed or the securities may no longer be included in the Hang Seng Index.
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Defining Your Investment
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PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00
The Public Offering Price as of October 3, 1997 is based on the aggregate value of the underlying securities and any cash held to purchase securities, divided by the number of units outstanding times 1,000, plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on every business day on the basis of their closing sale prices at 3:30 a.m. New York Time for the Hong Kong Stock Exchange. SALES CHARGES
The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of a Portfolio monthly beginning November 16, 1997 and thereafter on the 1st of each month through August 1, 1998.

ROLLOVER OPTION

When this Select Ten International Hong Kong Portfolio is about to terminate, you may have the option to roll your proceeds into the next portfolio of the then current Strategy Stocks. If you hold your units with one of the Sponsors and notify your financial consultant by October 7, 1998, your units will be redeemed and your proceeds will be reinvested in units of a new Select Ten International Hong Kong Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Fund terminates. Of course you can sell or redeem your Units at any time prior to termination.
SEMI-ANNUAL DISTRIBUTIONS
You will receive distributions of any dividend income, net of expenses, on the 25th of January and July 1998, if you own units on the 10th of those months. REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
TAXES
In the opinion of counsel, for U.S. tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received (or deemed to be received) by the Portfolio, even though the dividend payments may be subject to withholding taxes or may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio.
TAX BASIS REPORTING
The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge and the charge for organizational expenses. You will not be entitled under the Taxpayer Relief Act of 1997 to the new 20% maximum federal tax rate for capital gains derived from the Portfolio. (See U.S. Taxation in Part B.)
TERMINATION DATE
The Portfolio will terminate by October 30, 1998. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited. SPONSORS' PROFIT OR LOSS
The Sponsors' profit or loss from the Portfolio will include applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units and a gain or loss on the initial and subsequent deposits of securities. Loss to the Sponsors on deposit of the Securities was $1,468.35. (See Defined Portfolio; Sponsors' and Underwriters' Profits in Part B.)

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Defining Your Costs
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SALES CHARGES
First-time investors pay a maximum sales charge of 2.75% of the offering price, of which $17.50 per 1,000 units is deferred. For example, on a $1,000 investment, 2.75% less $17.50 (or about 1%) is deducted when you buy and the remaining $990 is invested in the Hang Seng Strategy Stocks. The initial sales charge is reduced on purchases of $50,000 or more, as described in Part B. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from a Portfolio's net asset value each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into the new portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                        As a %
                                    of Initial
                                        Public       Amount per
                                  Offering Price    1,000 Units
                                  ---------------  --------------
Initial Sales Charge                      1.00%      $    10.00
Deferred Sales Charge per Year            1.75            17.50
                                  ---------------  --------------
Maximum Sales Charge                      2.75%      $    27.50
                                  ---------------  --------------
                                  ---------------  --------------
Maximum Sales Charge Imposed Per
  Year on Reinvested Dividends           1.225%      $    12.25

ESTIMATED ANNUAL OPERATING EXPENSES


                                      AS A % OF        AMOUNT PER
                                     NET ASSETS       1,000 UNITS
                                  -----------------  --------------
Trustee's Fee                              .088%       $     0.87
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .045%       $     0.45
Organizational Expenses                    .175%       $     1.73
Other Operating Expenses                   .123%       $     1.22
                                  -----------------  --------------
TOTAL                                      .431%       $     4.27


The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.
These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


 1 Year     3 Years    5 Years    10 Years
   $32        $78       $127        $261


Although the Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Portfolio subject only to the deferred sales charge and fund expenses.
This example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. The estimated reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption shown below have not been reflected. SELLING YOUR INVESTMENT
You may sell or redeem your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of October 3, 1997 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the deferred sales charge which declines over the last ten months of the Portfolio ($17.50 initially). If you sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge.
In addition, after the initial offering period, the repurchase and cash redemption prices for units will be further reduced to reflect the costs of liquidating securities to meet the redemption, currently estimated at $5.08 per 1,000 units. If you reinvest in the new Portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

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                          Defined Hong Kong Portfolio
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Equity Investor Fund
Select Ten Portfolio 1997 International Series D                 October 3, 1997
Hong Kong Portfolio


                                                                                  PRICE             COST
                                                                                PER SHARE          TO FUND
                                        PERCENTAGE            CURRENT        TO PORTFOLIO IN   IN U.S. DOLLARS
NAME OF ISSUER                       OF PORTFOLIO (1)   DIVIDEND YIELD (2)    U.S. DOLLARS           (3)
---------------------------------------------------------------------------------------------------------------

1. Amoy Properties Ltd.                      10.24%               5.50%         $   1.105      $     34,257.46
2. Hang Lung Development Co., Ltd.           10.12                5.12              1.881            33,850.33
3. Cathay Pacific Airways Ltd.                9.73                5.05              1.357            32,570.76
4. Hysan Development Company, Ltd.            9.81                5.02              2.986            32,842.19
5. Shun Tak Holdings Ltd.                     9.69                4.87              0.624            32,428.59
6. Henderson Investment Ltd.                  9.79                4.85              1.092            32,764.64
7. Henderson Land Development
Company, Ltd.                                10.35                4.67              8.660            34,638.75
8. Hong Kong Electric Holdings Ltd.          10.19                4.37              3.787            34,082.98
9. South China Morning Post
(Hldgs.) Ltd.                                 9.59                4.35              0.892            32,105.47
10. Hong Kong Telecommunications
Ltd.                                         10.49                4.16              2.372            35,101.46
                                     -----------------                                        -----------------
                                            100.00%                                            $    334,642.63
                                     -----------------                                        -----------------
                                     -----------------                                        -----------------

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(1) Based on Cost to Fund in U.S. dollars.
(2) Current Dividend Yield for each security was calculated by adding the most recent interim and final dividends declared on the security and dividing the result by its market value as of the close of trading on October 3, 1997.
(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on October 3, 1997, the initial date of deposit, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. The value of the Securities on any subsequent business day will vary.
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The securities were acquired on October 3, 1997 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                 Past Performance of Prior Hong Kong Portfolios
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Select Ten Hong Kong Portfolios, first available in 1993, are now offered in various cycles -- or Series -- each starting at different times during a year. The following table shows the actual performance of each Portfolio of five of these Series. The table also shows the Average Annual Total Return and the Cumulative Total Return for these five Series. These past performance returns reflect an investment made in the initial Portfolio of each Series and assume annual rollovers into successor Portfolios of the same Series. Past performance of the Portfolios and the Series is no guarantee of future results of the Select Ten Strategy or of any Portfolio currently offered.

                                                                                          ANNUALIZED
                                                   ----------------------------------------------------   CUMULATIVE
                                                       DIVIDEND                                                TOTAL
        SERIES A                    TERM               YIELD(1)     APPRECIATION(2)    TOTAL RETURN(3)        RETURN
-------------------------  ----------------------  ---------------  -----------------  ----------------  ------------

1994                                1/5/94-2/3/95          2.75%           -45.93%            -43.18%
1995                               1/9/95-2/23/96          5.18             31.56              36.74
1996                              1/22/96-2/28/97          3.60              4.43               8.03
  Average Annual
  Total Return(4)                  1/5/94-9/30/97            --                --              -4.25
  Cumulative
  Total Return                     1/5/94-9/30/97            --                --                 --          -15.00%*
        SERIES B
-------------------------
1996                              4/23/96-6/13/97          4.89              1.19               6.08
  Average Annual
  Total Return(4)                 4/23/96-9/30/97            --                --               3.23
  Cumulative
  Total Return                    4/23/96-9/30/97            --                --                 --            4.68%*
        SERIES C
-------------------------
1993                              6/21/93-7/22/94          4.66             12.72              17.38
1994                               5/9/94-6/16/95          4.52            -10.86              -6.34
1995**                            5/10/95-6/28/96          4.27             13.86              18.13
1996                              5/20/96-6/27/97          4.29              5.41               9.70
  Average Annual
  Total Return(4)                 6/21/93-9/30/97            --                --               6.66
  Cumulative
  Total Return                    6/21/93-9/30/97            --                --                 --           31.75%*
        SERIES D
-------------------------
1993                             9/28/93-10/28/94          5.03              2.29               7.32
1994                              9/7/94-10/13/95          4.46            -29.71             -25.25
1995***                          9/12/95-10/31/96          4.80             15.88              20.68
  Average Annual
  Total Return(4)                 9/28/93-9/30/97            --                --               2.78
  Cumulative
  Total Return                    9/28/93-9/30/97            --                --                 --           11.64%*
        SERIES 3
-------------------------
1996                              7/22/96-8/29/97          4.41             -2.28               2.13
  Average Annual
  Total Return(4)                 7/22/96-9/30/97            --                --               5.53
  Cumulative
  Total Return                    7/22/96-9/30/97            --                --                 --            6.63%*


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(1) Dividends paid on the securities to the Portfolio less ongoing expenses, divided by maximum initial public offering price.
(2) Represents the difference between initial unit price and redemption or liquidation price on the ending date (reflecting payment of deferred sales charges, brokerage commissions paid by the Portfolio and, beginning with 1995 Series B, organization expenses, and assumes reinvestment of dividends on the distribution dates), divided by the maximum initial public offering price.
(3) Appreciation plus Dividend Yield. Reflects reinvestment of dividends, deduction of maximum applicable sales charges and ongoing expenses, but no adjustment for taxes payable.
(4) Average Annual Total Return for a Series includes the brokerage commissions paid in selling securities received in kind on annual rollovers and the waiver of any up-front sales charge on those rollovers.
  * These figures are not annualized.
 ** 1995 Series B rolled into 1996 Series C.
*** 1995 Series C rolled into 1996 Series D.

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              Hypothetical Strategy Stock Performance Information
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Select Ten Hong Kong Portfolios are based on a strategy of investing equal amounts in the 10 highest dividend-yielding stocks ('Strategy Stocks') in the Hang Seng Index each year. Although the Strategy Stocks underperformed the Hang Seng Index in 9 of the last 19 years (10 years if Portfolio sales charges and expenses were deducted from Strategy Stock performance), their total return over the entire period outperformed the Hang Seng Index. This is why the Sponsors recommend following the Strategy for at least three to five years. Only the average annualized total return figures at the bottom of each column reflect reinvestment of dividends (at the end of each year). The results below are hypothetical for the following reasons: None of these figures reflects any sales charges, expenses or brokerage commissions which investors in the Portfolio bear. Portfolio performance will also differ from the hypothetical performance of Strategy Stocks because the Select Ten Hong Kong Portfolios are established at various times during a year, Portfolios may not be fully invested at all times or equally weighted in all 10 stocks, and their stocks are normally purchased or sold at prices and currency exchange rates different from the closing prices and currency exchange rates used in buying and selling Portfolio units. Past performance is no guaranty of future results of the Strategy or any Select Ten Hong Kong Portfolio. In addition, the Hang Seng Index is weighted by market capitalization while the Portfolio stocks are more or less equally weighted. While the Hong Kong dollar exchange rate has been pegged to the U.S. dollar since 1983, there can no assurance that this arrangement will continue in the future.

             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
 (FIGURES REFLECT CONVERSION INTO U.S. DOLLARS AT APPLICABLE CURRENCY EXCHANGE
                                     RATES
          BUT NOT SALES CHARGES, FUND EXPENSES, COMMISSIONS OR TAXES)


                                           HANG SENG STRATEGY STOCKS(1)                               HANG SENG INDEX*
           ---------------------------------------------------------------  ---------------------------------------------
  YEAR     APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)   APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)
---------  ----------------  ---------------------------  ----------------  ----------------  ---------------------------

     1978          19.82%                  8.22%                  28.04%            17.83%                  5.68%
     1979          72.63                   9.65                   82.28             72.27                   6.06
     1980          34.03                   7.37                   41.40             61.60                   4.23
     1981         -10.94                   7.08                   -3.86            -13.75                   2.68
     1982         -46.13                   7.16                  -38.97            -51.24                   3.45
     1983         -15.40                   7.92                   -7.48             -6.92                   6.03
     1984          53.82                  11.50                   65.32             36.45                   6.09
     1985          40.25                   7.27                   47.52             46.33                   4.77
     1986          54.50                   5.99                   60.49             46.90                   4.26
     1987          -2.15                   5.18                    3.03            -10.06                   3.33
     1988          28.02                   6.02                   34.04             16.07                   4.53
     1989           2.66                   6.75                    9.41              5.55                   4.64
     1990          -1.93                   8.04                    6.11              6.71                   5.28
     1991          40.07                   8.44                   48.51             42.41                   5.84
     1992          32.08                   6.86                   38.94             28.87                   4.76
     1993         100.80                   6.19                  106.99            116.14                   4.97
     1994         -34.93                   3.48                  -31.45            -31.22                   2.39
     1995          10.25                   5.86                   16.11             23.03                   3.92
     1996          23.19                   4.63                   27.82             33.52                   4.21
     1997           2.75                   2.97                    5.72             11.82                   2.19

  through
  9/30/97



  YEAR     TOTAL RETURN(4)
---------  ----------------

     1978          23.51%
     1979          78.33
     1980          65.83
     1981         -11.07
     1982         -47.79
     1983          -0.89
     1984          42.54
     1985          51.10
     1986          51.16
     1987          -6.73
     1988          20.60
     1989          10.19
     1990          11.99
     1991          48.25
     1992          33.63
     1993         121.11
     1994         -28.83
     1995          26.95
     1996          37.73
     1997          14.01

  through
  9/30/97



------------------------------------
 * Source: Datastream International, Inc. The Sponsors have not independently verified these data, but they have no reason to believe these data are incorrect in any material respect.
(1) The Hang Seng Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the Hang Seng Index as of the beginning of that year, as provided by Datastream International Inc. The yields were generally computed by adding together the interim and final dividends for each of the stocks (these companies generally pay one interim and a final dividend per fiscal year) declared in the preceding year divided by that stock's market value on the first trading day that year on the Hong Kong Stock Exchange.

(2) Appreciation for the Hang Seng Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the London Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in the period, and dividing the result by the market value of the stocks at the opening value on the first trading day in that year. Appreciation for the Hang Seng Index is calculated by subtracting the opening value of the Hang Seng Index on the first trading day in each year from the closing value of the Hang Seng Index on the last trading day in the period, and dividing the result by the opening value of the Hang Seng Index on the first trading day in that year.

(3) Actual Dividend Yield for the Hang Seng Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the Hang Seng Index is calculated by taking the total dividends credited to the Hang Seng Index and dividing the result by the opening value of the Hang Seng Index on the first trading day of the year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Individual year Total Returns do not take into consideration any reinvestment of dividend income.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select Ten Portfolio 1997 International Series D Hong Kong Portfolio, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related portfolio included in the prospectus of the Fund as of October 3, 1997. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of October 3, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
October 3, 1997

                  STATEMENT OF CONDITION AS OF OCTOBER 3, 1997

TRUST PROPERTY
Investments--Contracts to purchase Securities(1).........$         334,642.63
Organizational Costs(2)..................................          155,700.00
                                                         --------------------
          Total..........................................$         490,342.63
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
     Accrued Liability(2)                                $         155,700.00
                                                         --------------------
     Subtotal                                            $         155,700.00
                                                         --------------------
Interest of Holders of 338,022 Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................$         338,022.00
  Gross underwriting commissions(5)......................           (3,379.37)
                                                         --------------------
     Subtotal............................................$         334,642.63
                                                         --------------------
          Total..........................................$         490,342.63
                                                         --------------------
                                                         --------------------

---------------
         (1) Aggregate cost to the Fund of the securities listed under Defined Hong Kong Portfolio based on the U.S. dollar offer side value of the relevant exchange rate determined by the Trustee at the evaluation time on October 3, 1997. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $336,110.98 and deposited with the Trustee. The amount of the letter of credit includes $334,642.63 for the purchase of securities.
         (2) This represents a portion of the Fund's organizational costs which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $90 million. To the extent the Fund is larger or smaller, the estimates may vary.
         (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the day following the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.
         (4) Aggregate public offering price computed on the basis of the U. S. dollar value of the underlying securities based on the U.S. dollar offer side value of the relevant exchange rate at the evaluation time on October 3, 1997.
         (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units per month is payable on November 16, 1997 and thereafter on the 1st day of each month through August 1, 1998. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to August 1, 1998, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
        EQUITY INVESTOR FUND SELECT TEN PORTFOLIO--INTERNATIONAL SERIES
                              HONG KONG PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
              BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     Index


                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          3
How to Buy Units......................................          7
How to Redeem or Sell Units...........................          8
Income, Distributions and Reinvestment................         10
Portfolio Expenses....................................         11
                                                          PAGE
                                                        ---------
Taxes.................................................         11
Records and Reports...................................         14
Trust Indenture.......................................         14
Miscellaneous.........................................         15
Exchange Option.......................................         17
Supplemental Information..............................         17


FUND DESCRIPTION
THE STRATEGY
     Simple strategies can sometimes be the most effective. The Fund seeks total return by acquiring the ten highest yielding stocks in the Hang Seng Index, as of the date indicated in Part A, after giving effect to any forthcoming changes to the Index announced prior to those dates, and holding them for about one year. This investment strategy is based on three time-tested investment principles: time in the market is more important than timing the market; the stocks to buy are the ones everyone else is selling; and dividends can be an important part of total return. Defined Asset Funds can make some of them available to investors with the Select Ten International Portfolios. Global markets can move in different directions. While some markets may be experiencing rapid growth, others may be in decline. These markets can offer attractive growth opportunities. An investment in the Fund can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Purchasing a portfolio of these stocks as opposed to one or two stocks offers greater diversification. There is only one investment decision and two semi-annual dividends. Investment in a number of companies with high dividends relative to their stock prices is designed to increase the Portfolio's potential for higher total returns. The Portfolio's return will consist of a combination of capital appreciation and current dividend income. The Portfolio will terminate in about one year, when investors may choose to either receive the distribution in cash or reinvest in the next Series (if available) at a reduced sales charge. There can be no assurance that the dividend rates on the selected stocks will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well.
     The Hang Seng Index. The Hang Seng Index, first published in 1969, is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and represents approximately 70% of the total market capitalization of stocks listed on the Hong Kong Exchange. The companies represented are among the most highly capitalized in Hong Kong. Index stocks include companies intended to represent four major market sectors; commerce and industry, finance, properties and utilities. The following are the stocks currently represented in the Hang Seng Index.

Amoy Properties Ltd.
The Bank of East Asia Ltd.
Cathay Pacific Airways Ltd.
Cheung Kong (Holdings) Ltd.
Cheung Kong Infrastructure
Holdings Ltd.
The China Light & Power
Company Ltd.
China Resources Enterprises Ltd.
Citic Pacific Ltd.
First Pacific Company Ltd.
Great Eagle Holdings Ltd.
Guangdong Investment Ltd.
Hang Lung Development
Company Ltd.
Hang Seng Bank Ltd.
Henderson Investment Ltd.
Hendersen Land Development
Company Ltd.
Hong Kong Electric
(Holdings) Ltd.
The Hong Kong and China
Gas Company Ltd.
The Hong Kong and Shanghai
Hotels Ltd.
Hong Kong Telecommunications
Ltd.
Hopewell Holdings Ltd.
HSBC Holdings PLC
Hutchison Whampoa Ltd.
Hysan Development Company Ltd.
New World Development Company
Ltd.
Shangri-La Asia Ltd.
Shun Tak Holdings Limited
Sino Land Company Ltd.
South China Morning Post
(Holdings) Ltd.
Sun Hung Kai Properties Ltd.
Swire Pacific Ltd. (A)
Television Broadcasts Ltd.
The Wharf (Holdings) Ltd.
Wheelock and Company Ltd.


PORTFOLIO SELECTION
     The Fund consists of ten common stocks in the Hang Seng Index having the highest dividend yield as of the date indicated in Part A. 'Highest dividend yield' means the yield for each Security calculated by adding the most recent interim and final dividends declared on that Security and dividing the result by the market value of that Security. This rate is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield.
     The Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the related index, an industry or the economy generally. The application of the Strategy may cause the Portfolio to own a stock that the Sponsors do not recommend for purchase and, in fact, the Sponsors may have sell recommendations on a number of the stocks in the Portfolio at the time the stocks are selected for inclusion in the Portfolio. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in an Index at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national or international economic developments; or the market may be anticipating a reduction in or the elimination of the company's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid high dividends.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security in the Portfolio. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security in the Portfolio at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.
     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible and may purchase Securities on exchanges other than the Hong Kong Exchange. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which could have the effect of increasing brokerage commissions while reducing market risk.
     Because the Portfolio in a Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as Securities are sold to meet Unit redemptions or in other limited circumstances.
PORTFOLIO SUPERVISION
     The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy the Portfolio is unlikely to sell any of the Securities other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. Furthermore, the Portfolio will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the ten highest dividend yielding stocks in the Hang Seng Index or even its deletion from that Index.
RISK FACTORS
     An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the relevant stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors.

     Foreign Issuers. Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. These risks may include future political and economic developments, the possibility of withholding taxes, exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements.
     The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economy of Hong Kong and the value of any Securities held by the Portfolio.
     Hong Kong. The Portfolio contains common stocks of companies trading on the Hong Kong Stock Exchange. Hong Kong, which had been a colony of Great Britain since the 1840's, reverted to the sovereignty of The People's Republic of China ('China') on July 1, 1997. Under British rule, the Hong Kong government generally followed a laissez-faire policy towards industry, and over the ten year period between 1983 and 1993, Real Gross Domestic Product increased at an average annual rate of approximately 6%. There are no major import, export or foreign exchange restrictions, and regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy.
     In 1984, pursuant to a Joint Declaration with China, the United Kingdom agreed to surrender sovereignty over Hong Kong to China in 1997. On July 1, 1997, Hong Kong became a special administrative region ('SAR') directly under the authority of the central government of China. The political principle underlying the 1984 Joint Declaration was 'one country, two systems.' Hong Kong's new constitution is the Basic Law (promulgated by China in 1990), which binds the executive, legislative and judicial branches of the SAR government and provides a framework in which the legal system operating in Hong Kong prior to the handover can continue.
     The Basic Law provides, among other things, that the Hong Kong SAR will exercise a high degree of autonomy, except in foreign and defence affairs, and enjoy executive, legislative and independent judicial power. The Basic Law also provides that the socialist system and policies shall not be practised in the Hong Kong SAR, and that the previous capitalist system and way of life shall remain unchanged for 50 years. In addition, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the Hong Kong SAR. The Basic Law further provides that the Government of the Hong Kong SAR shall provide an appropriate economic and legal environment for the maintenance of the status of Hong Kong as an international financial center. The power of interpretation of the Basic Law is vested in the Standing Committee of the National People's Congress of China, although the courts of the Hong Kong SAR may interpret the Basic Law in adjudicating cases before them, subject to certain limitations. No assurance can be given as to the effect of the resumption of Chinese sovereignty or the implementation or interpretation of the Basic Law on Hong Kong or the Hong Kong stock market.
     A constitutional reform package intended to broaden the basis of popular representation in the Legislative Council was enacted in June 1994 in the face of strong opposition from China. On March 24, 1996, the Preparatory Committee appointed by China to oversee the transition to Chinese sovereignty voted to disband the Legislative Council that was elected in September 1995 pursuant to the Constitutional reform package immediately following the resumption of Chinese sovereignty and to replace it with an appointed provisional legislature, whose members were selected in December 1996 by a specially constituted selection committee which also elected Tung Chee-hwa, a leading Hong Kong businessman, to be the first Chief Executive of the Hong Kong SAR. In January 1997, the Preparatory Committee's legal sub-group proposed the modification or repeal of approximately 25 laws, including portions of the Bill of Rights, which it claimed were contrary to the Basic Law. On February 23, 1997, the Standing Committee of the National People's Congress resolved that certain pieces of legislation and parts of others, which had been earlier identified by the Preparatory Committee as being in contravention of the Basic Law, would not be adopted as laws of the Hong Kong SAR with effect from July 1, 1997. At a ceremony held on July 1, 1997 in the hours immediately following the change in sovereignty, Tung Chee-hwa was sworn in as Chief Executive and the provisional legislature was sworn in as the Provisional Legislative Council of the Hong Kong SAR. The Provisional Legislative Council immediately passed legislation confirming bills passed by it prior to the handover including bills amending certain legislation identified as being in contravention of the Basic Law. Also at the ceremony, Tung Chee-hwa delivered a speech setting out certain policy objectives for the new SAR Government. Among these were pledges to resolve the housing needs of Hong Kong, to increase the production of new housing and to clamp down on speculation in the property market. Market reaction to these pledges in the days following the handover was mixed.
     Following the handover, the SAR Government tabled a bill to suspend certain legislation that was passed at the final sitting of the previous Legislative Council just prior to the handover. The SAR Government also unveiled rules for the first post-handover elections to the Legislative Council which would replace the Provisional Legislative Council. These rules included a change to the single-seat, single-vote system used in the 1995 elections to elect councillors for geographical constituencies. Under the new rules, these councillors would be returned by proportional representation.
     A challenge to the legal system of the Hong Kong SAR arose soon after the handover and the matter has been referred directly to the Court of Appeal, which is scheduled to hear the case at the end of July 1997. The Court of Appeal will have to decide, among other things, whether the laws in force before July 1, 1997 are still active, whether the Provisional Legislative Council is a validly constituted body and whether it had the power to pass the legislation on July 1, 1997 referred to above.
     It is possible that the outcome of these matters and the actions of the Hong Kong SAR Government and other parties both in Hong Kong and abroad may damage public confidence, increase market volatility or have an adverse effect on the Hong Kong stock market. It should also be noted that, the government of China has no procedures for the orderly succession of its leadership. The Sponsors cannot predict what effect the death of certain members of the current leadership, who are very aged, may have on the prices of the stocks in the Hong Kong Portfolio. However, the death of paramount leader Denj Xiaoping in February, 1997 did not have any immediate adverse effect on the therefore stock market.

     Hong Kong Exchange. The Stock Exchange of Hong Kong Ltd. (the 'Hong Kong Stock Exchange'), with a total market capitalization as of July 31, 1997 of approximately HKD 4,607,193.62 million, is the second largest stock market in Asia, measured by market capitalization, behind that of Japan. As of that date, 622 companies and 1,485 securities (including ordinary shares, warrants and other derivative instruments) were listed on the Hong Kong Exchange. The Securities and Futures Commission exercises supervision of the securities, financial investment and commodities futures industry.

     The constituent stocks of the Hang Seng Index are subject to change, and delisting of shares of any issuers may have an adverse impact on the performance of the Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Portfolio from purchasing such Securities in connection with the issuance of additional Units or the purchase of additional Hong Kong Securities. Jardine Matheson Holdings Ltd. and Jardine Strategic Holdings Ltd. delisted from the Hong Kong Stock Exchange as of November 30, 1994 and three other Jardine affiliates delisted as of February 28, 1995. These five Jardine companies represented almost 10% of the total capitalization of the Hang Seng Index at that time.
     Volatility of the Hang Seng Index. Securities prices on the Hang Seng Index can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. The following table demonstrates the volatility of the Hang Seng Index in comparison to that of the Nikkei 225 Index, Financial Times Industrial Ordinary Share Index (FT Index) and the Dow Jones Industrial Average by showing for each index the number of trading days during the period from January 1, 1989 through September 30, 1997, on which the value of the index in local currency gained or lost 1%, 2% and 3% of its value as of the previous trading day.


                                        NUMBER OF TRADING DAYS WITH GAINS OR LOSSES SHOWN
   PERCENTAGE GAINS OR     ----------------------------------------------------------------
         LOSSES              HANG SENG     NIKKEI 225            FT         DOW JONES
    IN VALUE OF INDEX            INDEX          INDEX         INDEX   INDUSTRIAL AVERAGE
-------------------------  -------------  -------------  -----------  ---------------------

1%.......................          757            763           355               439
2%.......................          261            275            54                43
3%.......................           96            106            13                12


In 1989, the Hang Seng Index rose to 3,310 in May from its previous year-end level of 2,687 but fell to 2,094 in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets, and at the year end closed at a level of 2,837. Also, during 1994 the Hang Seng Index lost approximately 31% of its value. Previous performance is no guarantee of future results; any index may display more or less volatility in the future.
     Hong Kong Real Estate and Property Companies. The Portfolio is considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. Many factors may have an adverse impact on the companies in this industry, including economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate.

     Additionally, a number of Hong Kong real estate companies are now involved in the purchase and development of real estate in China, especially in the cities of Beijing, Shanghai, Guangzhou and Shenzen. The property market in a number of these cities has experienced a rise in real estate prices for residential and office space and construction costs and a growing supply of residential and office space. The imposition of macro-economic controls in China in July 1993 and the introduction of the Land Appreciation Tax in early 1994 may also have affected the property market in China.

     Currency Exchange Rates. Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Since 1983, the Hong Kong dollar has been 'pegged' to the U.S. dollar although there is no guarantee that the Hong Kong dollar will continue to be pegged to the U.S. dollar in the future. If the Hong Kong dollar ceased to be pegged to the U.S. dollar there could be an adverse effect on the value of the Hong Kong Portfolio. Currencies are generally traded by leading international commercial banks and institutional investors. From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly to prevent or reduce substantial exchange rate fluctuations.

     The following table shows fluctuations in the value of the Hong Kong dollar relative to the U.S. dollar in the past 20 years.

        CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

                       RANGE OF        CHANGE IN
                   FLUCTUATIONS        HONG KONG
              HONG KONG DOLLAR/          DOLLAR/
    PERIOD         U.S. DOLLAR*     U.S. DOLLAR**
-----------  ---------------------  ---------------
      1977          4.717-4.618             1.24%
      1978          4.840-4.601            -4.07
      1979          5.243-4.739            -3.02
      1980          5.211-4.784            -3.68
      1981          6.155-5.125           -10.62
      1982          6.940-5.662           -14.45
      1983          8.750-6.472           -19.78
      1984          7.990-7.775            -0.55
      1985          7.860-7.722             0.15
      1986          7.825-7.766             0.20
      1987          7.814-7.750             0.58
      1988          7.824-7.768            -0.81
      1989          7.816-7.773             0.10
      1990          7.817-7.754             0.09
      1991          7.875-7.711             0.27
      1992          7.777-7.723             0.44
      1993          7.766-7.723             0.25
      1994          7.753-7.730            -0.18
      1995          7.768-7.730             0.04
      1996          7.742-7.724            -0.01
      1997          7.735-7.738             0.05

  (through 9/30)


------------------
*  DRI/McGrawHill.
** Ibbotson Associates.

     The Sponsors have directed the Trustee to conduct the Portfolio's foreign currency conversions either on a spot (i.e., cash) or forward foreign exchange basis, whichever will synchronize the currency conversions as exactly as practicable with the settlement dates of the relevant foreign stock or with the dividend distribution dates of the Portfolio, as the case may be. Foreign currency conversions are generally conducted on a principal basis and foreign exchange dealers realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price). The cost to the Portfolio of engaging in these foreign currency conversions also varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Portfolio evaluations include the cost of buying or selling a forward foreign exchange contract in the relevant currency to correspond to the settlement period for purchases and redemptions of Units.

     Exchange Controls. At the present time the Sponsors do not believe that any of the Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Securities. There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Portfolio. In addition, the adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions.
     Liquidity. Sales of foreign securities by a Portfolio in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. A foreign market's liquidity might become impaired as a result of economic or political turmoil in a country in whose currency a Portfolio had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly. Additionally, the principal trading market for the Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Securities.
LITIGATION AND LEGISLATION
     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals.
LIFE OF THE FUND; FUND TERMINATION
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. They will terminate earlier upon the disposition of the last Security in that Portfolio or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as its size relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in a Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the Public Offering Price or, for quantity purchases of units of all Select Portfolios by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                              APPLICABLE SALES CHARGE
                                            (GROSS UNDERWRITING PROFIT)
                                        ------------------------------------
                                        AS % OF PUBLIC       AS % OF NET
AMOUNT PURCHASED                        OFFERING PRICE     AMOUNT INVESTED
--------------------------------------  -----------------  -----------------
Less than $50,000.....................           2.75%             2.778%
$50,000 to $99,999....................           2.50              2.519
$100,000 to $249,999..................           2.00              2.005
$250,000 to $999,999..................           1.75              1.750
$1,000,000 or more....................           1.00              1.000

     The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.
     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.
EVALUATIONS
     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. In addition, the Hong Kong Portfolio 'business day' shall also exclude the following Hong Kong holidays in 1997: Lunar New Year's Day and the following day, the third day of the Lunar New Year, Ching Ming Festival, Easter Monday, Queen's Birthday and the following Monday, the first and second days of July, Tuen Ng Festival, Sino-Japanese War Victory Day (18th August), National Day (1st October) and, the second day of October, the day following Chinese Mid-Autumn Festival, Chung Yeung Festival and the first weekday following Christmas Day. If the Securities are listed on a securities exchange, evaluations are generally based on closing sales prices on that exchange (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities. All evaluations are converted to U.S. dollars at the then current exchange rates which include the cost of a forward foreign exchange contract in the relevant currency to correspond to the requirement that the Trustee settle redemption requests in U.S. dollars within seven days.
NO CERTIFICATES
     All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining
Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Fund of liquidating Securities to pay the redemption price.
     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Securities sales are made during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.

     Any investor owning Units representing at least the lesser of Securities with a value of at least U.S.$250,000 or 10% of the net asset value of the Portfolio who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions as well as any transfer and ongoing custodial fees on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option may be terminated by the Sponsors at any time upon prior notice to investors.

     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSORS' SECONDARY MARKET FOR UNITS
     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.
     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.
ROLLOVER
     In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors may elect, by written notice to the Trustee prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other Portfolio assets toward the purchase of units of a new Select Ten Portfolio 1998 Hong Kong Portfolio (the 'New 1998 Hong Kong Portfolio') (if available). The New 1998 Hong Kong Portfolio will invest in the ten highest yielding stocks of the Hang Seng Index as of that time, and it is expected that the terms of the New 1998 Hong Kong Portfolio, including this rollover feature, will be substantially the same as those of this Portfolio.
     A rollover of an investor's units is accomplished by the in-kind redemption of his Units followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the New 1998 Hong Kong Portfolio at its net asset value.
     The Sponsors intend to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the New 1998 Hong Kong Portfolio as quickly as possible, subject in both cases to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the New 1998 Hong Kong Portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which could increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in the securities to comprise the New 1998 Hong Kong Portfolio, those moneys may be uninvested for up to several days. For those Securities in the Portfolio that will also be in the New 1998 Hong Kong Portfolio, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sale prices on the exchanges where they are principally traded, free of any brokerage costs.
     Investors participating in the rollover may realize taxable capital gains from the rollover but will not be entitled to a deduction for certain capital losses realized on the rollover and, because of the rollover procedures, will not receive a cash distribution with which to pay those taxes. Investors who do not participate will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio may be sharply reduced resulting in a significant increase in per Unit expenses.
     The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a New 1998 Hong Kong Portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.
     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer' for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     The annual U.S. dollar income per Unit that is earned by the Portfolio, after deducting estimated annual Portfolio expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities, fluctuations in U.S. dollar exchange rates and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.
     Each Unit in the Portfolio receives an equal share of distributions of dividend income on the Securities in that Portfolio net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account in Hong Kong dollars and converted into U.S. dollars at the current exchange rate upon declaration of a semi-annual Portfolio distribution. Other receipts are credited to a Capital Account after conversion into U.S. dollars at the current rate. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the Deferred Sales Charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the final Distribution Day or following liquidation of the Portfolios.
REINVESTMENT
     Principal and income distributions on Units may be reinvested by participating in the reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
PORTFOLIO EXPENSES
     Estimated annual Portfolio expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. The estimated expenses do not include any brokerage commissions payable by the Portfolio in buying and selling Securities. The Trustee's fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the per 1,000 units Trustee fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for a Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Investor Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.
     Expenses incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, any foreign trading costs (including commissions, custodial fees and stamp taxes), Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Portfolio and amortized over the life of the Portfolio. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
U.S. TAXATION

     The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by persons with special tax circumstances, such as dealers, financial institutions, insurance companies or former U.S. citizens or long term residents.
     As used herein, the term 'U.S. Investor' means an owner of a Unit in the Portfolio that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. An investor that is not a U.S. Investor under but whose income from a Unit is effectively connected with such Investor's conduct of a United States trade or business will generally be taxed in the same manner as a U.S. Investor but should consult his or her tax advisor in this regard.
     The following discussion relates only to U.S. Investors. Since the Portfolio holds only Securities of non-U.S. issuers, it is expected that income earned by investors who are not U.S. Investors will not be treated as U.S.-source income and should not be subject to any U.S. withholding tax.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:
        The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each U.S. Investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each U.S. Investor will be considered to have received all of the dividends paid on his pro rata portion of each Security and any exchange gain or loss resulting from the conversion into U.S. dollars of any such dividends paid in foreign currency when such amounts are received or converted by the Portfolio, regardless of whether such dividends are subject to withholding taxes or used to pay a portion of the Portfolio's expenses or whether they are automatically reinvested (see Reinvestment Plan).
        Dividends considered to have been received by a corporate U.S. Investor will not qualify for the dividends-received deduction because the dividends-received deduction is generally only available for dividends received from domestic corporations.
        An individual U.S. Investor who itemizes deductions will be entitled to deduct his pro rata share of Portfolio expenses only to the extent that this amount together with the U.S. Investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual U.S. Investor with an adjusted gross income in excess of a specified amount (for 1997, $121,200 or $60,600 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Fund expenses).

        The U.S. Investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Fund or the redemption of the Units. The proceeds received by a U.S. Investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by U.S. Investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, U.S. Investors should not increase their basis in their Units by the Deferred Sales Charge or any amount used to pay organizational expenses.

        A U.S. investor will generally recognize capital gain or loss when the U.S. Investor disposes of his Units (by sale, redemption or otherwise) or when the Trustee disposes of the Securities from the Fund. However, deductions will be disallowed for such losses realized by U.S. Investors who invest in a new 1998 Series ('rollover investor') within 30 days after incurring such losses to the extent that the securities in that series are substantially identical to the old Securities. Furthermore, a U.S. Investor will generally not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to a U.S. Investor (or to his agent) in redemption of Units, except to the extent of cash received in lieu of fractional shares. The redeeming U.S. Investor's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption, and his holding period for such Securities will include the period during which he held his Units. Capital gain on a disposition of Units or Securities by U.S. Investors will generally be U.S. source income. Any foreign currency gain or loss with respect to an investment in the Portfolio will generally be treated as ordinary income or loss.
        Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at a lower rate than ordinary income for certain individuals and other noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rate will be unavailable to those noncorporate U.S. Investors who, as of the mandatory termination date (or earlier termination of the Portfolio), have held their Units for less than a year and a day. Similarly, with respect to noncorporate rollover U.S. Investors, this lower rate will be unavailable if, as of the beginning of the rollover period, those U.S. Investors have held their shares for less than a year and a day. Investors will not be entitled under the recently enacted Taxpayer Relief Act of 1997 to the new 20% maximum federal tax rate for capital gains derived from the Portfolio.

        Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the U.S. Investors in the same manner as for federal income tax purposes.

        The foregoing discussion relates only to the tax treatment of U.S. Investors with regard to federal and certain aspects of New York State and City income taxes. U.S. Investors may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard.

                                   *  *  *  *

     At the termination of the Portfolio, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.
HONG KONG TAXATION
     The following discussion addresses only the Hong Kong tax consequences to investors of Units in the Hong Kong Portfolio. The taxation of non-U.S. investors in their own countries of residence as a result of their ownership, sale, exchange or other disposition of Units in the Hong Kong Portfolio will be governed by the internal tax laws of the countries of residence of the non-U.S. investors. Accordingly, non-U.S. investors should consult their tax advisers in this regard.
     The Sponsors have been advised by Johnson Stokes & Master, the Sponsors' special Hong Kong counsel, that the following summary accurately describes the Hong Kong tax consequences under existing law to all investors of Units of the Hong Kong Portfolio. This discussion is for general purposes only and assumes that the investor is not carrying on a trade, profession or business in Hong Kong and has no profits arising in or derived from Hong Kong in respect of the carrying on of such trade, profession or business. Investors should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Portfolio applicable to their particular circumstances.
     Taxation of Dividends. Amounts in respect of dividends paid to investors of Units of the Hong Kong Portfolio are not taxable in Hong Kong and therefore will not be subject to the deduction of any withholding tax in Hong Kong.
     Profits Tax. An investor of Units of the Hong Kong Portfolio (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to Hong Kong profits tax on any gain or profits made on the realization or other disposal of his units.
     Hong Kong Estate Duty. Units of the Hong Kong Portfolio will generally not give rise to a liability to Hong Kong estate duty, if the principal value of the decedent's property situated in Hong Kong does not exceed HK$7 million. Prospective investors should consult their own tax advisers in this regard. RETIREMENT PLANS
     This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Investors holding IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.
     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).
     Individual Retirement Account--IRA. Any individual can establish an IRA or make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; the investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual or the individual's spouse is covered by an employer maintained retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Portfolio, the Trustee sends each investor of record a statement summarizing transactions in the Portfolio's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.
TRUST INDENTURE
     The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Portfolio without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indentures and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.
     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indentures contain customary provisions limiting the liability of the Trustee.

MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co., and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

CODE OF ETHICS
     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.
PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.
UNDERWRITERS' AND SPONSORS' PROFITS
     Upon sale of the Units, the Underwriters, which are listed on the back cover of the Prospectus, will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors. PERFORMANCE INFORMATION
     Total returns, average annualized returns or cumulative returns for various periods of Strategy Stocks, the related index, the current or one or more prior Select Ten Portfolios may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Figures for actual Portfolios (but not Strategy Stocks or related index) reflect deduction of all Portfolio expenses and unless otherwise stated the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for Strategy Stocks and other Select Ten Portfolios applying the Strategy to other indexes. Returns of Strategy Stocks of multiple Select Ten Strategies may also be shown on a combined basis. Investors should bear in mind that this represents past performance and is no assurance of future results of the current or any future Portfolio. Advertisements and other material distributed to prospective investors may include average annual total returns (with dividends reinvested) of equity markets in major industrialized countries over the last 10 years, as compiled by Morgan Stanley Capital International Index.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.
     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION
     You may exchange Fund Units for units of other Select Ten Portfolios subject only to the remaining deferred sales charge on the units received. You may exchange your units of any Select Ten Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 2.70%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge, or to any remaining Deferred Sales Charge, as applicable.
     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).
     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.
SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about a Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM


SPONSORS AND UNDERWRITERS:         EQUITY INVESTOR FUND
Merrill Lynch,                     SELECT TEN PORTFOLIO
Pierce, Fenner & Smith Incorporated1997 INTERNATIONAL SERIES D
Defined Asset Funds                HONG KONG PORTFOLIO
P.O. Box 9051
Princeton, N.J. 08543-9051         This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
Smith Barney Inc.                  company set forth in its registration
Unit Trust Department              statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor   have been filed with the Securities and
New York, NY 10013                 Exchange Commission, Washington, D.C. under
(212) 816-4000                     the Securities Act of 1933 and the Investment
PaineWebber Incorporated           Company Act of 1940, and to which reference
1200 Harbor Blvd.                  is hereby made. Copies of filed material can
Weehawken, N.J. 07087              be obtained from the Public Reference Section
(201) 902-3000                     of the Commission, 450 Fifth Street, N.W.,
Prudential Securities Incorporated Washington, D.C. 20549 at prescribed rates.
One New York Plaza                 The Commission also maintains a Web site that
New York, N.Y. 10292               contains information statements and other
(212) 778-6164                     information regarding registrants such as
Dean Witter Reynolds Inc.          Defined Asset Funds that file electronically
Two World Trade Center--59th Floor with the Commission at http://www.sec.gov.
New York, N.Y. 10048               ------------------------------
(212) 392-2222                     No person is authorized to give any
TRUSTEE:                           information or to make any representations
The Chase Manhattan Bank           with respect to this investment company not
Customer Service Retail Department contained in its registration statement and
Bowling Green Station              related exhibits; and any information or
P.O. Box 5187                      representation not contained therein must not
New York, N.Y. 10274-5187          be relied upon as having been authorized.
1-800-323-1508                     ------------------------------
                                   When Units of this Fund are no longer
                                   available and for investors who will reinvest into subsequent International Select Ten
                                   Portfolios, this Prospectus may be used as a preliminary prospectus for a future series, in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                     11332--10/97

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

            Merrill Lynch, Pierce, Fenner & Smith
              Incorporated  ................................       8-7221
            Smith Barney Inc. ..............................       8-8177
            PaineWebber Incorporated........................      8-16267
            Prudential Securities Incorporated..............      8-27154
            Dean Witter Reynolds Inc. ......................      8-14172

                      ------------------------------------

B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustees are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
               Incorporated  ...............................     13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825
            The Chase Manhattan Bank, Trustee...............     13-4994650

     The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INCOME FUND,
                            INTERNATIONAL BOND FUND,
                             CORPORATE INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Index Series, S&P 500 Trust 2 and S&P
Midcap Trust................................................           33-44844
Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
Equity Income Fund, Group One Overseas Index Fund Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Income Fund, Select Ten Portfolio--1997 Series A.....           33-15193
International Bond Fund, Australian and New Zealand Dollar
Bonds Series 19.............................................           33-15393
International Bond Fund, Australian and New Zealand Third
Short-Term Series...........................................           33-13200
International Bond Fund, Fourteenth Multi-Currency Series...           33-04447
Corporate Income Fund, First Short-Term Sterling Series.....            2-93990
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     Additional Information not included in the Prospectus (Part II).
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Investor Fund Select Ten Portfolio--1995 Spring Series, 1933 Act File No. 33-55807).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Investor Fund Select Ten Portfolio, 1996 International Series B, 1933 Act File No. 333-00593).

                                   SIGNATURES

The registrant hereby identifies the series numbers of Equity Income Fund, International Bond Fund, Corporate Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:
     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 3RD DAY OF OCTOBER, 1997.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      DANIEL C. TYLER
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT H. LESSIN
      WILLIAM J. MILLS, II
      MICHAEL B. PANITCH
      PAUL UNDERWOOD
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:

      DONALD B. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Numbers:
                                                              33-41631 and
                                                              333-15919

      ROBERT C. GOLDEN
      ALAN D. HOGAN
      A. LAURENCE NORTON, JR.
      LELAND B. PATON
      VINCENT T. PICA II
      MARTIN PFINSGRAFF
      HARDWICK SIMMONS
      LEE B. SPENCER, JR.
      BRIAN M. STORMS
      By RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039

      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7